July 28, 2025

R. Ramsey Hamady
Chief Financial Officer
NuScale Power Corporation
1100 NE Circle Blvd.
Suite 200
Corvallis, Oregon 97330

       Re: NuScale Power Corporation
           Form 10-K for The Fiscal Year Ended December 31, 2024
           Filed March 3, 2025
           File No. 001-39736
Dear R. Ramsey Hamady:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing